EXHIBIT 8.1



                      [DAVIS POLK & WARDWELL LETTERHEAD]



                                                     September 25, 2003


Re:  CBT Series 2003-1 Units Trust

MS Structured Asset Corp.
1585 Broadway
New York, New York  10036

Ladies and Gentlemen:

     We have acted as special tax counsel to MS Structured Asset Corp. (the "Depositor") and Morgan Stanley & Co. Incorporated (the "Underwriter"), (together, "Morgan Stanley") in connection with the offering of $25,000,000 principal amount of Corporate Bond TRACERS(SM) Units (the "Units"), each Unit representing an undivided interest in the CBT Series 2003-1 Units Trust (the "Trust"), pursuant to the Prospectus dated March 5, 2003 (the "Prospectus") and the Supplement thereto dated September 9, 2003 (the "Prospectus Supplement"). The Units are to be issued by the Trust pursuant to the Trust Agreement dated as of September 25, 2003 (the "Trust Agreement") between LaSalle Bank National Association, as trustee (the "Trustee"), and Depositor. All capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Trust Agreement.

     We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, certificates and other instruments as we have deemed necessary for the purposes of this opinion. Moreover, we have assumed that the Trustee will conduct the affairs of the Trust in accordance with the terms of the Trust Agreement.

     On the basis of the foregoing, we are of the opinion that under United States federal income tax law, the Trust will not be classified as an association taxable as a corporation and will be classified as a grantor trust under the Internal Revenue Code of 1986, as amended, and as such will not be subject to United States federal income tax.

MS Structured Asset Corp.              2                     September 25, 2003


     Furthermore, we are of the opinion that the statements contained in the Prospectus Supplement under the caption "United States Federal Income Taxation," to the extent that they constitute matters of United States federal income tax law or legal conclusions with respect thereto, are a fair and accurate summary of the matters addressed therein.

     We hereby consent to the use of our name under the caption "United States Federal Income Taxation" in the Prospectus Supplement. The issuance of such a consent does not concede that we are an "Expert" for the purposes of the Securities Act of 1933.

     We are members of the Bar of the State of New York and our opinion is limited to the laws of the State of New York and the Federal laws of the United States.

                                           Very truly yours,


                                           /s/ Davis Polk & Wardwell